2016-06-30, 10:27:44,EST

File insider report – Completed

The transaction has been reported.

Reported transactions for this session.

Insider:	Cook.D	Issuer:	TransGlobe Ener	Security	DSU

Transaction Number	2857733
Security designation	DSU (Cash)
Opening balance of securities held	66480
Date of transaction	2016-06-27
Nature of transaction	56 – Grant of rights
Number or value or underlying securities acquired	28745
Equivalent number or value or underlying securities acquired	28745
Number or value of securities or contracts disposed of
Equivalent number or value of securities or contracts disposed of
Unit price or exercise price	2.47	Currency	Canadian Dollar

Closing balance of securities held	95225	Insider’s
		calculated
		balance
Filing date/time	2016-06-30
	10:27:42
General remarks (if necessary to describe the transaction)	Annual retainer taken in DSUs rather than cash
Private remarks to securities regulatory authorities